Exhibit 99.2

AMENDMENT NO. 1 TO SHAREHOLDERS' AGREEMENT

dated March 23, 2026

by and between

David Allemann

###

(hereinafter referred to as "DA")

and

Olivier Bernhard

###

(hereinafter referred to as "OB")

and

Caspar Coppetti

###

(hereinafter referred to as "CC")

and

Martin Hoffmann

###

(hereinafter referred to as "MH")

(DA, OB, CC, and MH together the "Parties" or the "Extended Founder Team", and each a "Party" or a "Member of the Extended Founder Team")

and, for the limited purposes of Art. 6.5, Art. 7.6, and Art. 11.5 of the Original Agreement (as defined below), and Articles 2 and 6 of this Amendment:

On Holding AG

Förrlibuckstrasse 190, 8005 Zurich

(hereinafter referred to as the "Company")

WHEREAS

(A) The parties hereto (together with Marc Maurer) entered into a Shareholders' Agreement dated September 6, 2021 (the "Original Agreement") relating to the shares in the Company held by the parties thereto;

(B) Marc Maurer ceased to be a party to the Original Agreement as of May 2025;

(C) The Parties wish to grant Martin Hoffmann certain special sell-down rights in recognition of his contributions to the Company; and

(D) The Company has agreed to be a party to this Amendment for the limited purposes set forth herein.

NOW, THEREFORE, the Parties agree as follows:

1. DEFINITIONS

1.1. Capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed to them in the Original Agreement.

1.2. "Amendment Effective Date" shall mean the date of this Amendment.

1.3. "MH Special Sell-Down Shares" shall mean all of MH's Class B Shares held as of the Amendment Effective Date, being 16,250,000 Class B Shares.

2. MARTIN HOFFMANN SPECIAL SELL-DOWN RIGHTS

2.1. Grant of Rights. Notwithstanding Art. 7.5 of the Original Agreement, MH shall have the right to convert all (but not less than all) MH Special Sell-Down Shares without offering such shares to the other Parties pursuant to the right of first refusal set forth in Art. 7.5 of the Original Agreement, subject to strict compliance with the conditions set forth in this Article 2.

2.2. Conversion. MH may, at any time prior to March 23, 2026 at 10.00am CET, through written notice to the Company, request all MH Special Sell-Down Shares be converted into Class A Shares at the 2026 AGM. The Parties undertake to vote in favor of such conversion at the 2026 AGM.

2.3. Listing. Following conversion of the MH Special Sell-Down Shares into Class A Shares, the Company shall cause such Class A Shares to be listed on the NYSE in accordance with Art. 7.6 of the Original Agreement. All direct, out-of-pocket costs reasonably incurred by the Company in connection with such listing shall be borne by the Company; provided, however, that MH shall be responsible for his own legal, tax, and advisory fees.

2.4. Waiver of ROFR. Each Party hereby expressly and irrevocably waives any right of first refusal under Art. 7.5 of the Original Agreement with respect to the MH Special Sell-Down Shares in relation to MH's right to have the MH Special Sell-Down Shares converted into Class A Shares in accordance with this Article 2, it being understood that (i) such waiver does not permit MH to sell the MH Special Sell-Down Shares without conversion and (ii) such waiver is no longer valid if MH does not provide a written notice to the Company until March 23, 2026, 10.00am Swiss time the latest in accordance with Article 2.2 above.

2.6. Orderly Sale Requirement. MH shall sell the converted Class A Shares only through orderly market sales conducted in accordance with this Article 2.6 and the Company’s Insider Trading Policy. MH shall not affect any single transaction, or series of related transactions within any five (5) Trading Day period, that represents more than five percent (5%) of the average daily trading volume of the Company's Class A Shares during the preceding thirty (30) Trading Days. This provision shall survive termination of the Original Agreement and this Amendment for a period of 18 months from the date of this Amendment.

2.7. Compliance with Law. MH shall comply with all applicable securities laws, stock exchange regulations, and Company policies in connection with any conversion or sale pursuant to this Article 2. MH shall indemnify and hold harmless the Company and its directors, officers, and employees from any losses, claims, damages, or expenses arising from MH's breach of this Article 2.7.

2.8. Continuation of Original Agreement. The Parties acknowledge and agree that the Original Agreement shall continue to be in force (without giving effect to the amendments set forth in this Amendment) among the Parties (including MH) in case MH does not provide a written notice to the Company until March 23, 2026, 10.00 CET the latest in accordance with Article 2.2 above. If MH does provide a written notice to the Company until March 23, 2026, 10.00 CET the latest in accordance with Article 2.2 above and the MH Special Sell-Down Shares are converted into Class A Shares, the Original Agreement is terminated with respect to MH (it being understood that MH shall be bound by those provisions that are stated to survive the termination as set out in the Original Agreement or this Amendment, respectively), but not with respect to the other Parties for which the Original Agreement shall continue to be in force as amended by this Amendment.

2.9 Waiver of Non-Compete/Non-Solicitation Obligations. MH is irrevocably released from, and shall have no further obligations under, the provisions set out in Article 11.2 to the Original Agreement.

3. GENERAL PROVISIONS

3.1. Limited Amendment. Except as expressly amended hereby, the Original Agreement shall remain in full force and effect and is hereby ratified and confirmed.

3.2. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.3. Governing Law. This Amendment shall be governed by and construed in accordance with the substantive laws of Switzerland, excluding its conflict of laws principles.

3.4. Dispute Resolution. Any dispute arising out of or in connection with this Amendment shall be resolved in accordance with Art. 12 of the Original Agreement.

3.5. Company as Party. The Company is a party to this Amendment for the limited purposes of Art. 6.5, Art. 7.6, and Art. 11.5 of the Original Agreement, and Articles 2 and 3 of this Amendment. The Company shall have the right to enforce the provisions of this Amendment that are stated to be for its benefit.

3.6. No Third-Party Beneficiaries. Except as expressly provided herein or in the Original Agreement, this Amendment does not confer any rights or benefits on any Person other than the parties hereto.

3.7. Interpretation. In the event of any conflict between this Amendment and the Original Agreement, this Amendment shall prevail.

***

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

DAVID ALLEMANN

/s/ David Allemann

OLIVIER BERNHARD

/s/ Olivier Bernhard

CASPAR COPPETTI

/s/ Caspar Coppetti

MARTIN HOFFMANN

/s/ Martin Hoffmann

ON HOLDING AG
(for limited purposes as stated in Article 3.5)

By:	/s/ David Allemann
Name:	David Allemann
Title:	Co-Founder

By:	/s/ Caspar Coppetti
Name:	Caspar Coppetti
Title:	Co-Founder